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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                           Artesyn Technologies, Inc.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                   205300 10 6
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/ Rule 13d-1(b)   / / Rule 13d-1(c)   / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP No. 205300 10 6                                        Schedule 13G

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Dresdner RCM Global Investors LLC  94-3244780
          Dresdner RCM Global Investors
            US Holdings LLC                  94-3244780

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  / /            (b)  /X/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Dresdner RCM Global Investors LLC - DE Limited Liability Co. Dresdner RCM Global Investors US Holdings LLC - DE Limited
            Liability Co.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER
          Dresdner RCM Global Investors LLC  3,651,650
          Dresdner RCM Global Investors
            US Holdings LLC                  3,651,650

6    SHARED VOTING POWER
          Dresdner RCM Global Investors LLC  -0-
          Dresdner RCM Global Investors
            US Holdings LLC                  -0-

7    SOLE DISPOSITIVE POWER
          Dresdner RCM Global Investors LLC  5,529,650
          Dresdner RCM Global Investors
            US Holdings LLC                  5,529,650

8    SHARED DISPOSITIVE POWER
          Dresdner RCM Global Investors LLC  110,000
          Dresdner RCM Global Investors
            US Holdings LLC                  110,000

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Dresdner RCM Global Investors LLC  5,639,650
          Dresdner RCM Global Investors
            US Holdings LLC                  5,639,650

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES / /

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Dresdner RCM Global Investors LLC  14.89%
          Dresdner RCM Global Investors
            US Holdings LLC                  14.89%

12   TYPE OF REPORTING PERSON

          Dresdner RCM Global Investors LLC - IA,OO
          Dresdner RCM Global Investors
            US Holdings LLC - HC,OO

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Item 1(a) Name of Issuer:

     Artesyn Technologies, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     7900 Glades Road, Suite 500
     Boca Raton, FL 33434

Item 2(a) Name of Person Filing:

     Dresdner RCM Global Investors LLC
     Dresdner RCM Global Investors US Holdings LLC

Item 2(b) Address of Principal Business Office or, if none, Residence:

     Four Embarcadero Center
     San Francisco, California  94111

Item 2(c) Citizenship:

    Dresdner RCM Global Investors LLC
      - DE Limited Liability Co.
    Dresdner RCM Global Investors US Holdings LLC
      - DE Limited Liability Co.

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     205300 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (e)  /X/  An investment adviser in accordance with
     Section 240.13d-1(b)(1)(ii)(E).

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Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date her the reporting person has ceased to be the beneficial owner of more than five per of the class of securities, check the following / /.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

     Not Applicable.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1999

By   /s/ Susan C. Gause
     Susan C. Gause
     In her capacity as
     Chief Operating Officer
     of Dresdner RCM Global
     Investors LLC and Chief
     Operating Officer of
     Dresdner RCM Global
     Investors US Holdings LLC

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EXHIBIT A

Dresdner RCM Global Investors LLC ("Dresdner RCM") is an investment adviser and a wholly owned subsidiary of Dresdner RCM US Holdings LLC ("DRCM Holdings"). Dresdner RCM Holdings is a Delaware Limited
Liability Company.

Dresdner RCM has filed this Schedule 13G pursuant to Section 240.13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934 (the "Act"). DRCM Holdings has filed this Schedule 13G pursuant to Section 240.13d-
(b)(1)(ii)(G) of the Act.

Dresdner RCM and DRCM Holdings are filing a joint statement on Schedule 13G under the Act in connection with the common stock of Artesyn Technologies, Inc.

Dresdner RCM and DRCM Holdings are each responsible for the timely filing of
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information of the other.

February 12, 1999

By   /s/ Susan C. Gause
     Susan C. Gause
     In her capacity as
     Chief Operating Officer
     of Dresdner RCM Global
     Investors LLC and Chief
     Operating Officer of
     Dresdner RCM Global
     Investors US Holdings LLC